Henkel

A Brand like a Friend

03 MAR -5 AM 7:21

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03007189

03 MAR -5 AM 7:21

SUPPL

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum

2003-03-04

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Invitation to the Annual General Meeting to be held on Monday, April 14, 2003.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

H. Nicolas T.G. Kühn

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0
Telefax (+49-211) 798-4008
K:\Kühn\SEC Schreiben\SEC 126-2003.doc

Bankverbindungen
Commerzbank AG
Düsseldorf
Konto 1 109 222
(BLZ 300 400 00)

Deutsche Bank AG
Düsseldorf
Konto 2 272 409
(BLZ 300 700 10)

Dresdner Bank AG
Düsseldorf
Konto 2 114 565
(BLZ 300 800 00)

Kommanditgesellschaft
auf Aktien

Handelsregister
AG Düsseldorf HRB 4724
Sitz Düsseldorf

Aufsichtsratsvorsitzender:
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Dr. Ulrich Lehner (Vorsitzender)
Guido De Keersmaeker
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(persönlich haftende Gesellschafter)

Alois Linder, Knut Weinke

Henkel Kommanditgesellschaft auf Aktien, Düsseldorf

	Securities ID numbers	International Securities Identification Numbers
Ordinary shares	604 840	DE 0006048408
Preferred shares	604 843	DE 0006048432

Invitation to the Annual General Meeting

The Shareholders of our Company are hereby invited to attend the

Annual General Meeting
====================

to be held on

Monday, April 14, 2003 at 10.00 a.m.

in the Stadthalle Düsseldorf, CCD-South entrance, Congress Center Düsseldorf, Stockumer Kirchstrasse 61, 40474 Düsseldorf.

This English text is a translation for information only and the original German text published in the electronic version of the Federal Gazette (Bundesanzeiger) of March 4, 2003 is the only authoritative version.

AGENDA

1. **Presentation of the annual financial statements and the consolidated financial statements, the Management Reports of the Company and of the Group, and the report of the Supervisory Board for the year ended December 31, 2002. Resolution to approve the annual financial statements of Henkel KGaA for the year ended December 31, 2002**

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the annual financial statements be approved as presented and that the amount of EUR 576,932,701.41 be allocated to revenue reserves out of the net profit of EUR 1,153,865,402.83. Together with the balance of EUR 159,264.00 brought forward from the previous year and the amount of EUR 13,609,165.28 transferred from the reserve for treasury stock, the unappropriated profit is EUR 590,701,130.70.

2. **Resolution for the appropriation of profit**

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the unappropriated profit of EUR 590,701,130.70 for the year ended December 31, 2002 be applied as follows:

a)	Payment of a dividend of EUR 1.06 per ordinary share (on 86,598,625 shares ranking for dividend at December 31, 2002)	= EUR 91,794,542.50
b)	Payment of a dividend of EUR 1.12 per preferred share (on 56,891,925 shares ranking for dividend at December 31, 2002)	= EUR 63,718,956.00
c)	Allocation of the remaining balance to revenue reserves	EUR 435,187,632.20
		= EUR 590,701,130.70

If there are any changes in the balance of treasury stock of ordinary or preferred shares between December 31, 2002 and the date of the

Annual General Meeting which affect the total dividend payout, that part of the dividend which would have been paid on any further treasury shares acquired by the Company which thereby no longer rank for dividend will be carried forward, and the amount of dividend which would be payable on any treasury shares sold which thereby rank for dividend will be deducted from the amount to be allocated to revenue reserves under (c) above.

3. Resolution to ratify the actions of the Personally Liable Partners

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the actions of the Personally Liable Partners be ratified for the year ended December 31, 2002.

4. Resolution to ratify the actions of the Supervisory Board

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the actions of the members of the Supervisory Board be ratified for the year ended December 31, 2002.

5. Resolution to ratify the actions of the Shareholders' Committee

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the actions of the members of the Shareholders' Committee be ratified for the year ended December 31, 2002.

6. Appointment of auditors for fiscal 2003

The Supervisory Board proposes that KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main, be appointed auditors for the fiscal year 2003.

7. Elections to the Supervisory Board

Under Article 12(2) of the Company's by-laws the Supervisory Board's term of office comes to an end at the close of this year's Annual General Meeting, so new elections are required.

Pursuant to § 96(1) of the German Corporation Act (Aktiengesetz) in conjunction with § 7(1) no. 2 of the German Codetermination Law (Mitbestimmungsgesetz) 1976 and Article 12(1) of the Company's by-laws the Supervisory Board consists of eight members elected by the shareholders and eight members elected by the employees. The shareholder representatives on the Supervisory Board have to be elected by the shareholders in General Meeting, who are not bound to vote for those proposed.

The Supervisory Board proposes that the following be elected to the Supervisory Board as representatives of the shareholders:

a) Dr. Simone Bagel-Trah
Private investor, Düsseldorf

b) Benedikt-Joachim Freiherr von Herman
Forester, Wain

c) Prof. Dr. Dr. h.c. mult. Heribert Meffert
Emeritus Director of the Institute of Marketing, University of Münster; Chairman of the Executive Board of the Bertelsmann Foundation, Münster

d) Prof. Dr. Dr. h.c. mult. Heinz Riesenhuber
Former Federal Minister for Research and Technology, Frankfurt/Main

e) Heinrich Thorbecke
Private banker, St. Gallen (Switzerland)

f) Bernhard Walter
Former Chairman of the Board of Management of Dresdner Bank AG, Frankfurt/Main

g) Werner Wenning
Chairman of the Board of Management of Bayer AG, Leverkusen

h) Albrecht Woeste
Private investor, Düsseldorf

Werner Wenning is being proposed as a new member. The other persons named above are already members of the Supervisory Board and are being proposed for re-election.

The Supervisory Board further proposes to appoint Dr. Jürgen Manchot, Chemist, Düsseldorf, as substitute member for the member of the Supervisory Board Albrecht Woeste.

The Shareholders' Committee concurs with the nominations proposed by the Supervisory Board. The result of the election of employee representatives to the Supervisory Board carried out in accordance with the Codetermination Law has been published in the electronic version of the Federal Gazette (Bundesanzeiger) dated January 22, 2003.

Memberships

The above persons proposed as shareholder representatives on the Supervisory Board and as substitute member are members of statutory supervisory boards or comparable management bodies in Germany and abroad of the following companies:

Benedikt-Joachim Freiherr von Herman
Membership of comparable management bodies:
Holzhof Oberschwaben eG

Prof. Dr. Dr. h.c. mult. Heribert Meffert
Membership of other statutory supervisory boards:
Kaufhof Warenhaus AG, BASF Coatings AG

Prof. Dr. Dr. h.c. mult. Heinz Riesenhuber
Membership of other statutory supervisory boards:
Altana AG, Evotec OAI AG (Chairman), Frankfurter Allgemeine Zeitung GmbH, Osram GmbH, Portum AG, Vodafone AG
Membership of comparable management bodies:
Heidelberg Innovation BioScience Venture II GmbH& Co. KG, HBM BioVentures AG (Switzerland)

Heinrich Thorbecke
Membership of comparable management bodies:
Intervalor Holding AG (Switzerland), In Gassen Immobilien AG (Switzerland)

Bernhard Walter
Membership of other statutory supervisory boards:
Bilfinger Berger AG, DaimlerChrysler AG, Deutsche Telekom AG, mg technologies ag, Staatliche Porzellan-Manufaktur Meissen GmbH, Thyssen Krupp AG, Wintershall AG (Deputy Chairman)
Membership of comparable management bodies:
KG Allgemeine Leasing GmbH & Co. (Chairman of Board of Management), Joint Stock Company „Sibirsko-Uralskaya Neftegazohimicheskaya Companija"

Werner Wenning
Membership of other statutory supervisory boards:

Dresdner Bank Lateinamerika AG (until March 20, 2003), Gerling-Konzern Versicherungs-Beteiligungs AG

Albrecht Woeste
Membership of other statutory supervisory boards:
Deutsche Bank AG, Allianz Lebensvers.-AG
Membership of comparable management bodies:
R. Woeste & Co. GmbH & Co. KG, IKB Deutsche Industriekreditbank AG, Investitions-Bank NRW

Dr. Jürgen Manchot
Membership of other statutory supervisory boards:
LTS Lohmann Therapie-Systeme AG
Membership of comparable management bodies:
Lohmann GmbH & Co. KG

8. Election to the Shareholders' Committee

Dr. Christa Plichta has resigned from the Shareholders' Committee with effect from the end of the Annual General Meeting. The Shareholders' Committee and the Supervisory Board propose that Konstantin von Unger, Foundation Partner, Blue Corporate Finance, London, be elected to replace Dr. Plichta as a member of the Shareholders' Committee for the remainder of her term of office.

9. Resolution to authorize the purchase of own shares ("treasury stock")

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose the following resolution:

a) The Personally Liable Partners are hereby authorized in accordance with § 71(1) no. 8 of the German Corporation Act (AktG) to purchase ordinary and/or preferred shares of the Company, not exceeding 10% in total of the capital stock, at any time up to October 14, 2004. Purchases will be made in the market or by means of a public offer addressed to all shareholders. The consideration paid by the Company for each share purchased in the market must not be more than 5% above or below the opening price of the shares quoted on the XETRA trading system (the electronic securities trading system operated by Deutsche Börse AG) or a comparable successor system on the date when the purchase obligation arises. In the case of a public offer the consideration paid by the Company for each share must not be more than 5% above or below the average of

- the closing prices quoted for the Company's shares of the same class on the XETRA trading system or a comparable successor system on the last five trading days prior to the announcement of the offer. The Company will decide on the class of shares to be purchased taking the interests of shareholders and of the Company into account and having due regard for the purposes of the transaction. The authorization to purchase the Company's own shares ("treasury stock") at any time up to November 6, 2003, approved by resolution of shareholders at the Annual General Meeting held on May 6, 2002, is withdrawn with effect from the date when this new authorization becomes operative.

b) The authorization can be exercised in full or in instalments. It can be exercised for any lawful purpose and in particular for one or more of the purposes specified in (c) and (d). If it is used for one or more of the purposes specified in (c), the pre-emptive rights of existing shareholders are excluded.

c) The Personally Liable Partners are hereby authorized – subject to the approval of the Shareholders' Committee and of the Supervisory Board –

(i) to offer and transfer treasury stock to members of the Management Board and certain executive management personnel of the Company and to members of the management boards and certain executive management personnel of certain affiliated companies in Germany and abroad under the current terms of the "Stock Incentive Plan of the Henkel Group" which was approved by resolution of shareholders at the Annual General Meeting held on May 8, 2000. Insofar as members of the Management Board of the Company are among those eligible to participate in the Stock Incentive Plan, the Shareholders' Committee is hereby authorized – subject to the approval of the Supervisory Board – to arrange the offer and transfer of the shares.

(ii) to sell or otherwise transfer treasury stock to third parties for the purpose of acquiring businesses, parts of businesses or participating interests in businesses or for forming business combinations.

(iii) to sell treasury stock to third parties against payment in cash if the price paid is not significantly less than the quoted market price of the shares on the date of the sale. In this case the number of shares sold, together with new

shares issued out of authorized capital with the pre-emptive rights of existing shareholders excluded as permitted under § 186(3), sentence 4, AktG, must not exceed 10% of the existing capital stock at the date of issue or date of the sale of shares.

d) The Personally Liable Partners are also hereby authorized – subject to the approval of the Shareholders' Committee and of the Supervisory Board – to cancel all or part of the treasury stock without any further resolution in General Meeting being required.

10. Amendment of the "Stock Incentive Plan of the Henkel Group"

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose the following resolution:

The terms and conditions of the "Stock Incentive Plan of the Henkel Group" approved at the Annual General Meeting held on May 8, 2000, as amended on May 6, 2002, are hereby amended with regard to the period for exercising the stock options as follows:

The period for exercising the stock options, which at present is two years after the end of the three-year waiting period, is extended to five years, thereby extending the life of the stock options from the present total of five years to a total of eight years. This means that the stock options expire at the end of the twenty stock exchange trading days immediately following the date when the Annual General Meeting of the Company is held in the eighth calendar year after the stock options are issued. Subject to the consent of optionholders, this amendment shall also apply to stock options which have already been issued.

The other terms and conditions of the Stock Incentive Plan remain unchanged.

Report to the Annual General Meeting regarding items 9 and 10 on the Agenda, as required by § 71(1) no. 8 and § 186(4), sentence 2, of the German Corporation Act (AktG)

The authorization proposed under **item 9** relates to the purchase of own shares ("treasury stock"). The authorization to purchase the Company's own shares which was approved at the Annual General Meeting held on May 6, 2002 under item 7 on the Agenda for that Meeting is only valid until November 6, 2003. It therefore needs to be renewed, together with the authorizations to dispose of the shares in

other ways in accordance with § 71(1) no. 8, sentence 5, of the German Corporation Act (AktG) and the authorization to cancel them in accordance with § 71(1) no. 8, sentence 6, AktG. The authorization to exclude the pre-emptive rights of existing shareholders has to be renewed in order to be able to transfer the shares purchased to members of the Management Board and certain executive management personnel of the Company and to members of the management boards and certain executive management personnel of certain affiliated companies in Germany and abroad under the terms of the "Stock Incentive Plan of the Henkel Group" or to transfer them to third parties as consideration for acquiring businesses, parts of businesses or participating interests in businesses or for forming business combinations. The class of share to be used for this purpose will depend on the terms of the transaction concerned.

International competition and the globalization of business are increasingly demanding a company's own stock to be used as consideration for the acquisition of other businesses, parts of businesses or participating interests in businesses or for forming business combinations. The authorization proposed here for transferring the shares purchased is therefore intended to give the Company the necessary flexibility to be able to make the most of opportunities to acquire businesses or participating interests therein rapidly and in a flexible manner as they arise. This is another reason why the proposed authorization to exclude the pre-emptive rights of existing shareholders is reasonable and in the interests of the Company.

Finally the resolution proposes that management be also authorized to sell any treasury stock purchased to third parties against payment in cash, with the pre-emptive rights of existing shareholders excluded as permitted under § 186(3), sentence 4, AktG. This will enable management to align the Company's internal financial resources with prevailing requirements in a flexible manner and to react at short notice to favorable stock market conditions. The investment and financial interests of shareholders are suitably safeguarded. The authorization ensures that, even together with shares issued out of authorized capital, not more than 10% of the capital stock can be sold or issued with the pre-emptive rights of existing shareholders excluded. The possibility of dilution is catered for by the fact that the shares can only be sold at a price which is not significantly less than the quoted market price of the shares concerned. Any discount to the quoted market price will be kept as small as possible: probably limited to 3% with a maximum of 5%.

At the same time the resolution under **item 10** proposes that the period for exercising the stock options to be extended from the present two years to five years, thereby extending the life of the stock options from the present total of five years to eight years. This gives participants longer to decide whether to exercise their options in the light of their own particular circumstances. In order to standardize the exercise of stock options, the amendment to the period during which the options can be exercised is also to apply – subject to the consent of optionholders – to options which have already been issued.

Extending the life of the options to a more generally accepted length of time will increase the attractions and the acceptance level of the Plan.

11. Resolution to amend / expand Articles 19(1), 20(1), 21 and 23(3) (new) of the Company's by-laws

New regulations incorporated into the German Corporation Act (most recently the Law on Transparency and Disclosure) have created an opportunity, among other things, to simplify the conduct of, and attendance at, Annual General Meetings by making appropriate adjustments to the Company's by-laws. The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that advantage be taken of this opportunity and at the same time that the regulations governing the meeting place and the period for depositing share certificates be made more flexible and that the by-laws be amended and/or expanded as follows:

a) Article 19(1) is revised as follows:

"The Annual General Meeting shall be held in Düsseldorf or in any other town in the Federal Republic of Germany which has more than 100,000 inhabitants."

b) Article 20(1) is expanded as follows:

"A shorter period than 7 days for depositing share certificates can be specified in the invitation to the Annual General Meeting."

c) Article 21 is revised as follows:

"(1) One ordinary share carries one vote.

(2) The right to vote can be exercised by proxy. If neither a bank nor a shareholders' association is appointed proxy, the instrument appointing a proxy must be lodged in writing, by

fax, or by some other electronic means to be determined by the Company. The details for lodging such instruments will be published in the invitation to the Annual General Meeting."

d) Article 23 is given the following heading and expanded by the addition of a third paragraph as follows:

"23. Chairmanship, Attendance, Transmission

(3) Provided duly announced in the invitation to the meeting, the person chairing the meeting can allow the proceedings at an Annual General Meeting to be transmitted in full or in part in audio or video format; transmission can also be made in a way that it is accessible without restriction to the general public. Similarly, where legally permissible, the person chairing the meeting can also allow attendance and voting at the Annual General Meeting by electronic means."

Attending the Annual General Meeting and exercising voting rights

Under Art. 20(1) of the Company's by-laws, only those shareholders who deposit their share certificates by April 7, 2003 at the Company's cashier's office, with a German notary, at a bank acting as a central depositary for securities, or at one of the banks listed below and leave them there until the end of the Annual General Meeting will be entitled to attend the Annual General Meeting, to exercise voting rights (ordinary shares only), and to make proposals:

Deutsche Bank AG
Dresdner Bank AG

Share certificates will be deemed to have been duly deposited with one of the above-named depositaries if they are held by a bank with the agreement and on behalf of a depositary until the end of the Annual General Meeting.

If share certificates are deposited with a German notary or at a bank acting as a central depositary for securities, we ask that a document certifying such deposit be lodged with the Company not later than 24 hours after the last date by which the share certificates have to be deposited.

Shareholders can have their voting rights (ordinary shares only) exercised at the Annual General Meeting by proxy, e.g. by a bank or a shareholders' association.

In addition we are offering our shareholders the option of being represented at the Annual General Meeting by proxyholders nominated by the Company.

Such proxyholders must be appointed for this purpose by an instrument of proxy incorporating instructions on how they are to vote. Proxyholders are bound to vote as instructed. A proxy form is included on the admission card which can be obtained on request from the banks acting as depositaries. Shareholders who wish to make use of this facility are requested to send the proxy form, duly completed and signed, to the address shown on the form by April 10, 2003 at the latest.

Any motions or election nominations by shareholders as envisaged in § 126 and § 127 AktG should please be submitted, together with supporting statements, by March 31, 2003 at the latest, to:

Henkel KGaA
- Annual General Meeting 2003 -
Investor Relations
Henkelstr. 67
40589 Düsseldorf,
Fax: 0211 / 798 - 2863
e-mail: investor.relations@henkel.com

Motions or election nominations received by the due date, together with any response from management, will be posted on the internet (www.ir.henkel.de using the Annual General Meeting link) in compliance with § 126 AktG.

Düsseldorf, March 2003

The Personally Liable Partners

Henkel

A Brand like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum

2003-02-27

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release of February 27, 2003 "Fritz Henkel Award for Innovation – Henkel honors developments with the future".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

H. Nicolas T.G. Kühn

Encl.

Vccmail
27.02.2003 11:23
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release "Fritz Henkel Award for Innovation"

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press releases, which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release
Fritz Henkel Award for Innovation

Henkel honors developments with a future

Düsseldorf – The 2002 Fritz Henkel Award for Innovation was conferred to the members of six interdisciplinary project teams. With this renowned prize, the Henkel Group has been recognizing outstanding research and development work by Henkel employees from all over the world since 1981.

"Our aspiration is to offer products of increasingly high quality to our customers around the world. Our promise 'Quality from Henkel' stands for this," explains Prof. Dr. Ulrich Lehner, President and CEO of the Henkel Group. "To permanently meet these high standards of quality, research enabling innovative and unique products is absolutely essential."

Albrecht Woeste, Chairman of the Supervisory Board and the Shareholders' Committee of the Henkel Group, presented the certificates to the awardwinners at a ceremony on February 26, 2003. The jury's primary criterion, in addition to the innovative character of the project, is its contribution to increasing the shareholder value of the Henkel Group. The presentation of the Fritz Henkel Award is intended to emphasize the great importance of

innovations for a progressive company that operates worldwide. Securing the future through innovation is the key task of Henkel Group research and development.

The Innovation Award of 2002 was conferred on the following six especially innovative projects and commercially successful products.

- Pattex Repair Express (putty-like compound adhesive)
- Fresh Magic (the first laundry detergent containing the active ingredient Neutralin®)
- Diadermine Lift+ (facial care line)
- Specialty adhesives and sealants based on silicones (used in the automotive/electronics industry)
- Dental Repair (innovative dental care ingredient Nanit®aktiv)
- Employee share program

"Henkel – A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. The Company is represented in over 75 countries. In fiscal 2002, the Henkel Group generated sales of 9.66 billion euros and an operating profit (EBIT) of 666 million euros. 48,638 employees work for the Henkel Group worldwide.

February 27, 2003

Any forward-looking statements contained in this press release represent our best judgement as to what will occur in the future. The Company's actual results could differ materially from those contained herein and will depend on a number of competitive and economic factors, some of which will be outside the control of the Company.

Contact:
Henkel Group
Corporate Communication
Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484
email: ernst.primosch@henkel.com

Lars Witteck
Phone: +49-211-797-2606
Fax: +49-211-798-9208
email: lars.witteck@henkel.com

Internet: http://www.press.henkel.com

Attachment: Descriptions of the individual projects

Pattex Repair Express

Bonding and repairing in one step

Pattex Repair Express is a formable, putty-like adhesive, with which all kinds of objects can be repaired and restored within five minutes. As a modeling compound, Pattex Repair Express can be applied directly by hand, and no special tools are required. Pattex Repair Express has a uniquely skin-compatible formulation which makes it possible to easily apply it with the hands without risk of skin irritations. Pattex Repair Express is a simple and speedy repair product. The product name will be used internationally. Following launchings in France, Spain, Germany and Italy, Pattex Repair Express is now available in more than 20 countries.

Fewa Fresh Magic

Laundry detergent with a novel feeling of freshness

Fresh Magic is the first detergent to neutralize the unpleasant odors which result when modern fabrics are worn. Even in the case of purely synthetic fabrics, it provides a feeling of freshness which continues after hours of wear. Fresh Magic is the first laundry detergent to contain the unique substance Neutralin®, which penetrates the fibers during laundering and neutralizes unpleasant odors during wear. In addition to the basic washing performance of a detergent, Fresh Magic provides a freshness effect while the article is worn. This effect is produced through a unique formulation containing the odor absorber Neutralin®, which is combined with a new, specially developed fragrance with high substantivity on synthetic fabrics.

Diadermine Lift +

The first facial care line with collagen activator

Diadermine Lift+ is the first facial care line containing a collagen activator which combines a firming anti-wrinkle effect with additional benefits for the consumer, such as moisturizing and regeneration. The special anti-aging properties of the Diadermine Lift+ line are based on a

special collagen activator. Instead of providing the skin with collagen from the outside, Diadermine Lift+ uses a liposome-bound collagen activator to stimulate the skin to produce its own collagen. The regeneration and production capabilities of the skin cells are reactivated. The collagen fibers are given renewed elasticity. The depth of existing wrinkles and lines from facial expressions is decreased – and the skin looks much smoother.

Specialty silicone-based adhesives and sealants

Success in the automotive and electronics industry

This new technology based on silicones was developed especially for the automobile and electronics industry and is now being marketed successfully worldwide. In the automotive sector, Henkel silicone sealants provide long-term protection against aggressive car engine fluids and thus meet the high standards in today's engine technology. In the electronics industry, the new UV-curing silicone products are used in high-speed assembly processes. Even for the most difficult of applications, the UV-moisture-curing products ensure 100-percent product curing. The new products not only meet customer requirements regarding function, but are also environmentally compatible.

Dental Repair

Dental care products based on bioanalogous nanocomposites

Sensitive teeth are a widespread problem in today's society. This often occurs when the necks of the teeth are exposed as a result of receding gums. A team of scientists from the research company SusTech Darmstadt and the Henkel Group has developed an active ingredient (Nanit®aktiv) which is similar to dental substance, on the basis of nanotechnology. A totally new generation of dental care products has been made possible by these bioanalogous nanocomposites. Tiny particles of the active ingredient coat the tooth surface with a nature-identical protective film which considerably decreases the sensitivity of the teeth. Furthermore, Nanit®aktiv could be used for a number of other applications and will create new business opportunities.

Employee share program

Staff to participate in the Company's success worldwide

To mark the Company's 125th anniversary, a share program for employees was introduced

worldwide. In 2003, more than 10,000 employees from 48 countries will be participating in it. Since standard programs are not very flexible, an innovative solution was called for. The program is run by a trustee, who stores all of the shares in a single securities depot and keeps subsidiary accounts for the individual participants. This enables the investment of small amounts, the reinvestment of dividends, and, finally, centralized, economical processing. In addition, the monthly payments even out fluctuations in the share price.

Presseinformation

We distributed this information to MC 1 - 3 world